Elaine D. Marion Chief Financial Officer (O) 703-984-8040 (F) 703-984-8640 emarion@eplus.com

January 28, 2013

BY EDGAR AND U.S. MAIL

Stephen G. Krikorian
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	ePlus inc. Form 10-K For the Fiscal Year Ended March 31, 2012 File No. 001-34167

Dear Mr. Krikorian:

In accordance with our letter dated January 2, 2013, this letter is submitted by ePlus inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the fiscal year ended March 31, 2012 (the “Form 10-K”), as set forth in your letter to Phillip G. Norton dated December 27, 2012.

For your reference, the text of each comment contained in your letter has been reproduced herein, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended March 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Summary of Restatement, page 26

1.
We note that you restated all the periods included within your selected financial data.  Please tell us whether the financial statements for the fiscal years ending 2009 and 2008 were re-audited.  Please advise.

RESPONSE:  Consistent with Section 1610 of the Staff’s Financial Reporting Manual, the financial statements for the fiscal years ended 2009 and 2008 were presented on the same basis as the audited financial statements included the Form 10-K.  Although the selected financial data for the fiscal years ended 2009 and 2008 were not re-audited as described in Item 6, Selected Financial Data (page 25), in our Form 10-K, Deloitte & Touche LLP, our independent registered public accounting firm, advised our Audit Committee that they considered other information contained in our Form 10-K.  More specifically, they read such other information and disclosures and determined that such information, or the manner of its presentation, was materially consistent with the information, or the manner of its presentation, in the consolidated financial statements audited by them.

2.
Please describe the reasons for changing your revenue presentation from gross to net.  In this regard, explain why you previously believed that you were the primary obligor when a “third-party is responsible for the day to day provision of services under the contract.”  Please advise.

RESPONSE:  We originally established our accounting policy for the recognition of revenue from the sale of third party software assurance, maintenance and services (“Third Party Services”) after experiencing an increase in the number of these revenue arrangements with our customers.  We had historically reassessed and continue to re-assess our accounting policy each year to ensure that our conclusions are reasonable.  In connection with the audit of our financial statements, we reviewed the initial accounting policy and our subsequent reassessments with our independent registered public accounting firm.  However, we and our independent registered public accounting firm have since concluded that our previous determination constituted an error, as described below.

In forming the original policy, we performed an analysis of several pieces of relevant accounting literature including Accounting Standards Codification (“ASC”) Topic 605-45, Revenue Recognition – Principal Agent Considerations to determine whether such arrangements should be presented on a gross or net basis.  More specifically, we evaluated each indicator individually, which resulted in most of the indicators supporting the presentation of revenues on a gross basis.

Furthermore, we concluded that we were the primary obligor in these arrangements because we are contractually obligated to perform the services even though all the services are provided by a third-party.  More specifically, when we sell Third Party Services to our customers, there is a contract between us and our customer for the provision of the services, and a separate contract between us and the third-party service provider.  Our customer is not a party to our contract with the third-party service provider.  Therefore, even though the third-party service provider is responsible for day-to-day services to our customer, ePlus is the party legally obligated to fulfill the services (or secure another service provider in the event the third-party service provider fails to do so).  Therefore, our previous conclusion that we were the primary obligor resulted principally from the simple fact that the Company is the primary legally contracted party with the obligation to provide or assure the provision of the service.  If, under any circumstances, the services were not provided in accordance with the contract terms, we believe that the customer may seek recourse from us as their contract is solely with us.

When we re-assessed our policy and discussed it with our independent registered public accounting firm in connection with our most recent audit, we concluded that there had been an evolution in practice that sufficiently clarified that more emphasis should be placed on the party who is responsible for day-to-day operations as opposed to the party who is legally obligated to perform the services. We concluded that a seller entering such arrangements should not be considered the primary obligor, as the primary obligor is responsible for the day-to-day provision of the services under the contract.  In addition, customers know that the service provider is the entity performing under the maintenance services agreement and not us.  Therefore, the third party service provider is the primary obligor.  As a result, we modified our accounting policy upon that realization and concluded that our previous determination constituted an error and that these revenue arrangements should be presented on a net basis.

Liquidity and Capital Resources

Cash flows from operating activities, page 38

3.
We note the increase in your accounts receivable of $50.4 million during the year ended March 31, 2012.  Please explain and quantify the factors that caused accounts receivable to increase at a rate of over 40% when total revenues for the year ended March 31, 2012 increased at a rate of approximately 15%.  Tell us whether your payment terms have changed and whether your collections have slowed.  In this regard, tell us what consideration you gave to disclosing these factors within your liquidity discussion.  As an example, please consider revising to disclose the days’ sales outstanding at each balance sheet date and the impact it has on your cash flows.

RESPONSE:  Payment terms with our customers have not changed, and our collections have not slowed.  Our accounts receivable balance at March 31, 2012 increased from March 31, 2011 as a result of an increase in the volume of billings.  When compared to the previous year, our billings in January 2012 were flat year over year; however, our billings in February and March 2012 were larger than the previous year’s billings.  As the Staff notes, the increase in accounts receivable was $50.4 million during the year ended March 31, 2012.  This increase in accounts receivable was higher than the increase of $43.0 million in net revenues reported during the fourth quarter of fiscal year 2012 as compared to the fourth quarter of fiscal 2011.  However, our gross billings (which are what impacts the accounts receivable balance) increased by $60.8 million in the fourth quarter of fiscal 2012 as compared to the fourth quarter of fiscal 2011, all of which occurred during the months of February and March and, as a result, it is part of that $60.8 million that remained within accounts receivable as of March 31, 2012.

Since the increase in our accounts receivable was a result of volume increases in billings and not a result of any changes in payment terms or slowed collections, we concluded that no additional disclosure regarding these factors was necessary in the liquidity section of our Form 10-K.

We have considered disclosing our days’ sales outstanding within our liquidity discussion; however, we concluded that such disclosure would not provide meaningful information to investors in terms of understanding our cash flows.  Given the nature of how days’ sales outstanding is calculated, there are additional factors that could impact this metric that are not related to cash flows.  More specifically, our days’ sales outstanding is impacted by the presentation of net revenues in our financial statements for the sale of Third Party Services as the amount billed to the customer is recorded in accounts receivable, but our financial statements reflect the net revenue earned on the transaction.  Our days’ sales outstanding may be further impacted by the amount of deferred revenue as of the balance sheet date.  Neither of these factors impacts our cash flows or liquidity, but could result in significant changes to our days’ sales outstanding.

In future filings, to the extent material, we will provide additional disclosures in our liquidity section regarding the relationship between certain financial statement items, such as the relationships between revenue, accounts receivable and deferred revenue, and the impact to our cash flows.

*  *  *  *  *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (703) 984-8040 with any further comments or questions you may have.

Sincerely,

/s/ Elaine D. Marion
Elaine D. Marion
Chief Financial Officer

cc:           Mr. Phillip G. Norton
Lloyd H. Spencer, Esq.